SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In March, 2018 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			5,448,122		0.0347	0.0347
ADR	Common			368,949		0.0023	0.0023

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	Direct with the Company	Exerc Options	01	48,540	R$ 17.198	R$ 834,790.92
Shares	Common	Direct with the Company	Exerc Options	08	46,000	R$ 2.74096	R$ 126,084.16
Shares	Common	Direct with the Company	Exerc Options	16	318,425	R$ 10.180807	R$ 3,241,823.47
Shares	Common	Direct with the Company	Exerc Options	16	250,790	R$ 21.256630	R$ 5,330,950.24
Shares	Common	Direct with the Company	Exerc Options	22	54,450	R$ 5.3676	R$ 292,265.82
Shares	Common	Direct with the Company	Exerc Options Subscription (Board March 26/18 item 4.5)	26	212,790	R$ 22.34	R$ 4,753,728.60
Shares	Common	Direct with the Company	Exerc Options Subscription (Board March 26/18 item 4.6)	26	88,982	R$ 2.63541	R$ 234,504.15
Shares	Common	Direct with the Company	Exerc Options Subscription (Board March 26/18 item 4.6)	26	64,132	R$ 2.63886	R$ 169,235.43
Shares	Common	Direct with the Company	Exerc Options Subscription (Board March 26/18 item 4.6)	26	15,182	R$ 2.66651	R$ 40,482.97
Shares	Common	Direct with the Company	Exerc Options Subscription (Board March 26/18 item 4.6)	26	7,042	R$ 2.71629	R$ 19,128.09
Shares	Common	Direct with the Company	Exerc Options Subscription (Board March 26/18 item 4.6)	26	10,448	R$ 6.06879	R$ 63,406.72
Shares	Common	Direct with the Company	Exerc Options	28	34,625	R$ 13.42	R$ 464,667.50
			Total Buy		1,151,406		R$ 15,571,068.07

Shares	Common	Direct with the Company	Sell	01	37,368	R$ 22.34	R$ 834,801.12
Shares	Common	Itaú Corretora	Sell	05	800	R$ 22.49	R$ 17,992.00
Shares	Common	Direct with the Company	Sell	08	5,412	R$ 23.30	R$ 126,099.60
Shares	Common	Itaú Corretora	Sell	13	15	R$ 24.01	R$ 360.15
Shares	Common	Itaú Corretora	Sell	13	800	R$ 24.02	R$ 19,216.00
Shares	Common	Direct with the Company	Sell	16	365,401	R$ 23.461265	R$ 8,572,769.69
Shares	Common	Direct with the Company	Sell	27	203,814	R$ 23.84	R$ 4,858,925.76
			Total Sell		613,610		R$ 14,430,164.32

Final Balance

Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	5,985,918	0.0381	0.0381
ADR	Common	368,949	0.0023	0.0023

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

 Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In March, 2018 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors		( ) Management		( ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
Shares	Common				31,006,362	0.1973	0.1973
ADR	Common				29,488	0.0002	0.0002

Movimentações no Mês

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	Direct with the Company	Exerc Options	01	34,725	R$ 17.198	R$ 597,200.55
Shares	Common	Direct with the Company	Exerc Options	05	43,200	R$ 11.972	R$ 517,190.40
Shares	Common	Direct with the Company	Exerc Options Subscription (Board March 26/18 item 4.5)	26	67,408	R$ 22.34	R$ 1,505,894.72
Shares	Common	Direct with the Company	Exerc Options Subscription (Board March 26/18 item 4.6)	26	42,222	R$ 2.64540	R$ 111,694.21
Shares	Common	Direct with the Company	Exerc Options Subscription (Board March 26/18 item 4.6)	26	190,083	R$ 5.05459	R$ 960,792.67
Shares	Common	Direct with the Company	Exerc Options (*)	27	177,725	R$ 11.972	R$ 2,127,723.70
Shares	Common	Direct with the Company	Exerc Options (*)	27	174,760	R$ 17.198	R$ 3,005,522.48
			Total Buy		730,123		R$ 8,826,018.73

ADR	Common	JP Morgan	Sell	01	29,488	US 6.869979	US 202,581.94
			Total Sell		29,488		US 202,581.94
Shares	Common	Direct with the Company	Sell	01	34,725	R$ 22.34	R$ 775,756.50
Shares	Common	Direct with the Company	Sell	05	43,200	R$ 22.52	R$ 972,864.00
			Total Sell		77,925		R$ 1,748,620.50

Final Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity		%
					Same Class and Type		Total
Shares	Common				31,306,075	0.1991	0.1991
ADR	Common				352,485	0.0022	0.0022

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Note: (*) Share options’ exercise of certain board member that were delivered in ADRs.

  Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In March, 2018 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		7,225	0.0000	0.0000

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer